2023

Itaú Unibanco Holding S.A.

Reference form

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2023

(in accordance with Attachment C to CVM Resolution No 80 of March 29, 2022 "CVM Resolution No 80", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer").
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Investor Relations Office	The Investor Relations department is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Alfredo Egydio, 3º andar, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. The Group Head of Investor Relations is Mr. Gustavo Lopes Rodrigues. The Investor Relations Department's telephone number is +5511 2794-3547, fax number is +55 11 5019-8717, and email is ri@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended 12/31/2023, 12/31/2022 and 12/31/2021.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Newspapers from which the Company discloses Information	O Estado de São Paulo newspaper.
Website	https://www.itau.com.br/relacoes-com-investidores/en/
Last update of this Reference Form	09/09/2024

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Updated items: 1.12, 4.4, 6.4, 6.5, 7.1, 7.3, 7.8 and 10.5	06/03/2024
V3	Updated items: 1.12, 7.3, 7.4 and 7.8	07/05/2024
V4	Updated items: 1.14, 7.3, 7.4 and 7.7	07/12/2024
V5	Updated items: 1.12 and 3.1	08/06/2024
V6	Updated items: 7.3 and 7.4	08/09/2024
V7	Updated items: 7.3, 7.4, 7.8, 13.1 and 13.2	08/16/2024
V8	Updated items: 1.12, 2.4, 6.1, 6.2, 6.3, 6.5, 6.6 and 10.3	09/03/2024
V9	Updated items: 6.1, 6.2, 6.3, 6.5 and 6.6	09/09/2024

6.1/6.2 - STOCKHOLDING POSITION

BASE-DATE 08.29.2024

Itaú Unibanco Holding S.A.	Ordinary Shares	%	Preferrend Shares	%	Total	%
IUPAR - Itaú Unibanco Participações S.A. Nationality: Brazilian CNPJ (**) 04.676.564/0001-08	2.564.084.404	51,713%	-	-	2.564.084.404	26,153%
Itaúsa S.A. Nationality: Brazilian CNPJ (**) 61.532.644/0001-15	1.943.906.577	39,205%	169.323	0,003%	1.944.075.900	19,829%
BlackRock, INC Nationality: American CNPJ (**) n/a	-	-	349.925.097	7,221%	349.925.097	3,569%
GQG Partners LLC Nationality: American CNPJ (**) n/a	-	-	242.322.356	5,001%	242.322.356	2,472%
Treasury	-	-	11.688.553	0,241%	11.688.553	0,119%
Others	450.299.378	9,082%	4.241.739.660	87,534%	4.692.039.038	47,858%
Total	**4.958.290.359**	**100,000%**	**4.845.844.989**	**100,000%**	**9.804.135.348**	**100,000%**

(*) Individual Taxpayer's Registry (CPF)

(**) National Register of Legal Entity (CNPJ)

BASE-DATE 12.31.2023

IUPAR - Itaú Unibanco Part. S.A.	Ordinary Shares	%	Preferrend Shares	%	Total	%
Itaúsa S.A. Nationality: Brazilian CNPJ (**) 61.532.644/0001-15	355,227,092	50.000%	350,942,273	100.000%	706,169,365	66.532%
Cia. E. Johnston de Participações Nationality: Brazilian CNPJ (**) 04.679.283/0001-09	355,227,092	50.000%	-	-	355,227,092	33.468%
Total	**710,454,184**	**100.000%**	**350,942,273**	**100.000%**	**1,061,396,457**	**100.000%**

BASE-DATE 12.31.2023

Cia. E. Johnston de Part.	Ordinary Shares	%	Preferrend Shares	%	Total	%
Fernando Roberto Moreira Salles Nationality: Brazilian CPF (*) 002.938.068-53	3,274,000	50.000%	6,548,000	50.000%	9,822,000	50.000%
Pedro Moreira Salles Nationality: Brazilian CPF (*) 551.222.567-72	2,881,120	44.000%	5,762,240	44.000%	8,643,360	44.000%
João Moreira Salles Nationality: Brazilian CPF (*) 295.520.008-58	392,880	6.000%	785,760	6.000%	1,178,640	6.000%
Total	**6,548,000**	**100.000%**	**13,096,000**	**100.000%**	**19,644,000**	**100.000%**

BASE-DATE 07.31.2024

Itaúsa S.A.	Ordinary Shares	%	Preferrend Shares	%	Total	%
Companhia ESA Nationality: Brazilian CNPJ (**) 52.117.397/0001-08	27.716.485	0,781%	405.717	0,006%	28.122.202	0,272%
Fundação Itaú Para a Educação e Cultura Nationality: Brazilian CNPJ (**) 59.573.030/0001-30	409.520.154	11,538%	50.296.757	0,742%	459.816.911	4,452%
Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência Nationality: Brazilian CNPJ (**) 60.480.480/0001-67	546.443.190	15,396%	137.032.765	2,021%	683.475.955	6,618%
Rudric ITH Participações Ltda. Nationality: Brazilian CNPJ (**) 67.569.061/0001-45	2.964.139	0,084%	2.345.255	0,035%	5.309.394	0,051%
Alfredo Egydio Arruda Villela Filho Nationality: Brazilian CPF (*) 066.530.838-88	453.940.205	12,790%	265.620.087	3,918%	719.560.292	6,967%
Ana Lúcia de Mattos Barreto Villela Nationality: Brazilian CPF (*) 066.530.828-06	453.940.172	12,790%	247.774.135	3,655%	701.714.307	6,794%
Ricardo Villela Marino Nationality: Brazilian CPF (*) 252.398.288-90	227.227.610	6,402%	175.894.123	2,595%	403.121.733	3,903%
Rodolfo Villela Marino Nationality: Brazilian CPF (*) 271.943.018-81	227.295.055	6,404%	176.004.387	2,596%	403.299.442	3,905%
Paulo Setubal Neto Nationality: Brazilian CPF (*) 638.097.888-72	38.785	0,001%	31.221.950	0,461%	31.260.735	0,303%
Carolina Marinho Lutz Setubal Nationality: Brazilian CPF (*) 077.540.228-18	48.294.441	1,361%	6.286.537	0,093%	54.580.978	0,528%
Julia Guidon Setubal Winandy Nationality: Brazilian CPF (*) 336.694.358-08	48.294.441	1,361%	6.286.537	0,093%	54.580.978	0,528%
Paulo Egydio Setubal Nationality: Brazilian CPF (*) 336.694.318-10	48.294.441	1,361%	6.286.537	0,093%	54.580.978	0,528%
Fernando Setubal Souza e Silva Nationality: Brazilian CPF (*) 311.798.878-59	26.264.269	0,740%	12.925.196	0,191%	39.189.465	0,379%
Guilherme Setubal Souza e Silva Nationality: Brazilian CPF (*) 269.253.728-92	26.264.400	0,740%	12.208.195	0,180%	38.472.595	0,373%
Tide Setubal Souza e Silva Nogueira Nationality: Brazilian CPF (*) 296.682.978-81	26.264.808	0,740%	13.627.710	0,201%	39.892.518	0,386%
Olavo Egydio Setubal Júnior Nationality: Brazilian CPF (*) 006.447.048-29	12.876.708	0,363%	51.850.984	0,765%	64.727.692	0,627%
Bruno Rizzo Setubal Nationality: Brazilian CPF (*) 299.133.368-56	38.468.676	1,084%	61.840	0,001%	38.530.516	0,373%
Camila Setubal Lenz Cesar Nationality: Brazilian CPF (*) 350.572.098-41	38.468.677	1,084%	64.540	0,001%	38.533.217	0,373%
Luiza Rizzo Setubal Kairalla Nationality: Brazilian CPF (*) 323.461.948-40	38.468.682	1,084%	72.846	0,001%	38.541.528	0,373%
Roberto Egydio Setubal Nationality: Brazilian CPF (*) 007.738.228-52	66.786.652	1,882%	25.248.193	0,372%	92.034.845	0,891%
Mariana Lucas Setubal Nationality: Brazilian CPF (*) 227.809.998-10	30.498.396	0,859%	11.413.381	0,168%	41.911.777	0,406%
Paula Lucas Setubal Nationality: Brazilian CPF (*) 295.243.528-69	30.498.396	0,859%	11.413.381	0,168%	41.911.777	0,406%
José Luiz Egydio Setubal Nationality: Brazilian CPF (*) 011.785.508-18	106.807.140	3,009%	48.523.070	0,716%	155.330.210	1,504%
Beatriz de Mattos Setubal Nationality: Brazilian CPF (*) 316.394.318-70	6.777.489	0,191%	360.919	0,005%	7.138.408	0,069%
Gabriel de Mattos Setubal Nationality: Brazilian CPF (*) 348.338.808-73	6.777.489	0,191%	360.919	0,005%	7.138.408	0,069%
Olavo Egydio Mutarelli Setubal Nationality: Brazilian CPF (*) 394.635.348-73	6.777.489	0,191%	360.919	0,005%	7.138.408	0,069%
Alfredo Egydio Setubal Nationality: Brazilian CPF (*) 014.414.218-07	127.192.378	3,584%	50.718.179	0,748%	177.910.557	1,723%
Alfredo Egydio Nugent Setubal Nationality: Brazilian CPF (*) 407.919.708-09	2.557	0,000%	259	0,000%	2.816	0,000%
Marina Nugent Setubal Nationality: Brazilian CPF (*) 384.422.518-80	2.557	0,000%	259	0,000%	2.816	0,000%
Ricardo Egydio Setubal Nationality: Brazilian CPF (*) 033.033.518-99	127.134.125	3,582%	51.183.516	0,755%	178.317.641	1,727%
Marcelo Ribeiro do Valle Setubal Nationality: Brazilian CPF (*) 230.936.378-21	2.595	0,000%	358.236	0,005%	360.831	0,003%
Rodrigo Ribeiro do Valle Setubal Nationality: Brazilian CPF (*) 230.936.298-02	2.595	0,000%	333.745	0,005%	336.340	0,003%
Patricia Ribeiro do Valle Setubal Nationality: Brazilian CPF (*) 230.936.328-62	2.595	0,000%	358.236	0,005%	360.831	0,003%
BlackRock, Inc Nationality: American CNPJ (**) n/a	-	-	276.674.905	4,081%	276.674.905	2,679%
Treasury	-	-	1.252.812	0,018%	1.252.812	0,012%
Others	338.994.452	9,551%	5.104.020.161	75,293%	5.443.014.613	52,701%
Total	**3.549.302.243**	**100,000%**	**6.778.847.188**	**100,000%**	**10.328.149.431**	**100,000%**

BASE-DATE 12.31.2023

Companhia ESA	Ordinary Shares	%	Total	%
Rudric ITH Participações Ltda. Nationality: Brazilian CNPJ (**) 67.569.061/0001-45	2,964,139	0.133%	2,964,139	0.133%
Alfredo Egydio Arruda Villela Filho Nationality: Brazilian CPF (*) 066.530.838-88	453,940,205	20.387%	453,940,205	20.387%
Ana Lúcia de Mattos Barreto Villela Nationality: Brazilian CPF (*) 066.530.828-06	453,940,172	20.387%	453,940,172	20.387%
Ricardo Villela Marino Nationality: Brazilian CPF (*) 252.398.288-90	227,227,610	10.205%	227,227,610	10.205%
Rodolfo Villela Marino Nationality: Brazilian CPF (*) 271.943.018-81	227,295,055	10.208%	227,295,055	10.208%
Paulo Setubal Neto Nationality: Brazilian CPF (*) 638.097.888-72	38,785	0.002%	38,785	0.002%
Carolina Marinho Lutz Setubal Nationality: Brazilian CPF (*) 077.540.228-18	48,294,441	2.169%	48,294,441	2.169%
Julia Guidon Setubal Winandy Nationality: Brazilian CPF (*) 336.694.358-08	48,294,441	2.169%	48,294,441	2.169%
Paulo Egydio Setubal Nationality: Brazilian CPF (*) 336.694.318-10	48,294,441	2.169%	48,294,441	2.169%
Fernando Setubal Souza e Silva Nationality: Brazilian CPF (*) 311.798.878-59	26,264,269	1.180%	26,264,269	1.180%
Guilherme Setubal Souza e Silva Nationality: Brazilian CPF (*) 269.253.728-92	26,264,400	1.180%	26,264,400	1.180%
Tide Setubal Souza e Silva Nogueira Nationality: Brazilian CPF (*) 296.682.978-81	26,264,808	1.180%	26,264,808	1.180%
Olavo Egydio Setubal Júnior Nationality: Brazilian CPF (*) 006.447.048-29	12,876,708	0.578%	12,876,708	0.578%
Bruno Rizzo Setubal Nationality: Brazilian CPF (*) 299.133.368-56	38,468,676	1.728%	38,468,676	1.728%
Camila Setubal Lenz Cesar Nationality: Brazilian CPF (*) 350.572.098-41	38,468,677	1.728%	38,468,677	1.728%
Luiza Rizzo Setubal Kairalla Nationality: Brazilian CPF (*) 323.461.948-40	38,468,682	1.728%	38,468,682	1.728%
Roberto Egydio Setubal Nationality: Brazilian CPF (*) 007.738.228-52	66,786,652	2.999%	66,786,652	2.999%
Mariana Lucas Setubal Nationality: Brazilian CPF (*) 227.809.998-10	30,498,396	1.370%	30,498,396	1.370%
Paula Lucas Setubal Nationality: Brazilian CPF (*) 295.243.528-69	30,498,396	1.370%	30,498,396	1.370%
José Luiz Egydio Setubal Nationality: Brazilian CPF (*) 011.785.508-18	106,807,140	4.797%	106,807,140	4.797%
Beatriz de Mattos Setubal Nationality: Brazilian CPF (*) 316.394.318-70	6,777,489	0.304%	6,777,489	0.304%
Gabriel de Mattos Setubal Nationality: Brazilian CPF (*) 348.338.808-73	6,777,489	0.304%	6,777,489	0.304%
Olavo Egydio Mutarelli Setubal Nationality: Brazilian CPF (*) 394.635.348-73	6,777,489	0.304%	6,777,489	0.304%
Alfredo Egydio Setubal Nationality: Brazilian CPF (*) 014.414.218-07	127,192,378	5.712%	127,192,378	5.712%
Alfredo Egydio Nugent Setubal Nationality: Brazilian CPF (*) 407.919.708-09	2,557	0.000%	2,557	0.000%
Marina Nugent Setubal Nationality: Brazilian CPF (*) 384.422.518-80	2,557	0.000%	2,557	0.000%
Ricardo Egydio Setubal Nationality: Brazilian CPF (*) 033.033.518-99	127,134,125	5.710%	127,134,125	5.710%
Marcelo Ribeiro do Valle Setubal Nationality: Brazilian CPF (*) 230.936.378-21	2,595	0.000%	2,595	0.000%
Patricia Ribeiro do Valle Setubal Nationality: Brazilian CPF (*) 230.936.328-62	2,595	0.000%	2,595	0.000%
Rodrigo Ribeiro do Valle Setubal Nationality: Brazilian CPF (*) 230.936.298-02	2,595	0.000%	2,595	0.000%
Total	**2,226,627,962**	**100.000%**	**2,226,627,962**	**100.000%**

BASE-DATE 12.31.2023

Rudric ITH Participações Ltda.	Ordinary Shares	%	Total	%
Ricardo Villela Marino Nationality: Brazilian CPF (*) 252.398.288-90	37,507,724	50.000%	37,507,724	50.000%
Rodolfo Villela Marino Nationality: Brazilian CPF (*) 271.943.018-81	37,507,724	50.000%	37,507,724	50.000%
Total	75,015,448	100.000%	75,015,448	100.000%

6.3. - Distribution of Capital

Date of last general stockholders' meeting/ Date of last update	04/23/2024
Number of stockholders - individuals (units)	513,029
Number of stockholders - companies (units)	13,414
Number of institutional investors (units)	1,569

Outstanding shares

Outstanding shares correspond to the Issuer's total shares, except for those held by the parent company, the people related to the latter, the Issuer's management members, and treasury shares.

Number of common shares (units)	402,586,896	8.119%
Number of preferred shares (units)	4,792,902,422	98.907%
Total	5,195,489,318	52.993%

6.5 Insert the issuer's shareholder organization chart and the economic group to which it belongs, indicating:

a. all direct and indirect controlling shareholders and, if the issuer wishes, the shareholders with participation equal to or greater than 5% of a class or type of shares


Family Moreira Salles
Family Egydio de Souza Aranha
Free Float (*)
100.00% Total
63.52% ON
17.85% PN
33.54% Total
36.22% ON
81.20% PN
65.75% Total
Cia. E . Johnston de Participações
Itaúsa S.A.
50.00% ON
100.00% PN
66.53% Total
IUPAR - Itaú Unibanco Participações
50.00% ON
33.47% Total
39.21% ON
19.85% Total
Free Float (*)
51.71% ON
26.15% Total
Itaú Unibanco Holding S.A.
8.12% ON
98.91% PN
52.99% Total
(1)
(2)
100.00% Total
Banco Itaú Veículos S.A.
26.50% Total
Banco Itaú Chile
100.00% Total
Banco Itaú Uruguay S.A.
100.00% ON
100.00% PN
100.00%Total
IGA Participações S.A.
99.95% ON
99.95% PN
99.95%Total
Itaú BBA Assessoria Financeira S.A.
100.00% ON
100.00% PN
100.00%Total
Itaú Consultoria de Valores Mobiliários e Participações S.A.
99.90% Total
Itaú Unibanco Veículos Administradora de Consórcios Ltda.
26.43% Total
Itauseg Participações S.A.
99.99% Total
Microinvest S.A. Sociedade de Crédito a Microempreendedor
53.72% Total
Itauseg Saúde S.A.
14.29%Total
Itaú Rent Administração e Participações Ltda.
1.75% Total
Albarus S.A.
19.38% Total
Redecard Instituição de Pagamento S.A.
100.00% Total
OCA S.A.
99,99% Total
Itaú Chile Inversiones, Servicios Y Administracion S.A.
100.00% ON
100.00% PN
100.00%Total
Itaú Unibanco S.A.
99.99% ON
100.00% PN
99.99%Total
Itaú Corretora de Valores S.A.
100.00% ON
100.00% PN
100.00%Total
Banco Itaucard S.A.
50.00% Total
Luizacred S.A. Soc. Crédito Financiamento Investimento
100.00% Total
Hipercard Banco Múltiplo S.A.
100.00% Total
IUPP S.A.

(1) Date: 2024.07.31.
(2) Date: 2024.07.31.
The percentages do not include treasury shares.
(*) In addition to treasury shares, percentages do not include the interest held by controlling stockholders.
ON = common shares
PN = preferred shares

a) Direct and indirect controlling stockholders

Direct controlling stockholders
Itaúsa S.A.
IUPAR - Itaú Unibanco Participações S.A.
Indirect controlling stockholders
Alfredo Egydio Arruda Villela Filho
Alfredo Egydio Nugent Setubal
Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Beatriz de Mattos Setubal
Bruno Rizzo Setubal
Camila Setubal Lenz Cesar

Carolina Marinho Lutz Setubal
Cia. E.Jonhston de Participações
Companhia ESA
Fernando Roberto Moreira Salles
Fernando Setubal Souza e Silva
Gabriel de Mattos Setubal
Guilherme Setubal Souza e Silva
João Moreira Salles
José Luiz Egydio Setubal
Julia Guidon Setubal Winandy
Luiza Rizzo Setubal Kairalla
Marcelo Ribeiro do Valle Setubal
Mariana Lucas Setubal
Marina Nugent Setubal
Olavo Egydio Setubal Júnior
Olavo Egydio Mutarelli Setubal
Patrícia Ribeiro do Valle Setubal
Paula Lucas Setubal
Paulo Egydio Setubal
Paulo Setubal Neto
Pedro Moreira Salles
Ricardo Egydio Setubal
Ricardo Villela Marino
Roberto Egydio Setubal
Rodolfo Villela Marino
Rodrigo Ribeiro do Valle Setubal
Rudric ITH Participações Ltda.
Tide Setubal Souza e Silva Nogueira

b) Subsidiary and affiliated companies

c) Issuer's ownership interest in the group companies

d) Group companies' ownership interest in the issuer

e) Companies under common control

Company name	Interest in voting capital (%)	Interest in capital (%)	Subsidiary or affiliated company
In Brazil			
Itaú Unibanco S.A.	100,000000	100,000000	Subsidiary
Banco Itaucard S.A.	100,000000	100,000000	Subsidiary
Itaú Corretora de Valores S.A.	99,999990	99,999990	Subsidiary
Itaú Consultoria de Valores Mobiliários e Participações S.A.	100,000000	100,000000	Subsidiary
Redecard Instituição de Pagamento S.A.	19,378540	19,378540	Subsidiary
Itauseg Participações S.A.	26,422550	26,422550	Subsidiary
Luizacred S.A. Soc. Crédito Financiamento Investimento	50,000000	50,000000	Subsidiary
IGA Participações S.A.	100,000000	100,000000	Subsidiary
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	99,999990	99,999990	Subsidiary
Microinvest S.A. Sociedade de Crédito a Microempreendedor	99,999990	99,999990	Subsidiary
Itaú Rent Administração e Participações Ltda.	14,294340	14,294340	Subsidiary
Banco Itaú Veículos S.A.	100,000000	100,000000	Subsidiary
Itauseg Saúde S.A	53,718730	53,718730	Subsidiary
Itaú Administradora de Consórcios Ltda.	0,001000	0,001000	Subsidiary
Itaú Seguros S.A.	0,000220	0,000220	Subsidiary
ITB Holding Brasil Participações Ltda	0,000001	0,000001	Subsidiary
Hipercard Banco Múltiplo S.A.	100,000000	100,000000	Subsidiary
IUPP S.A.	100,000000	100,000000	Subsidiary
Itau BBA Assessoria Financeira S.A.	99,950830	99,950830	Subsidiary
Abroad			
Banco Itau Chile	26,299650	26,299650	Subsidiary
Banco Itaú Uruguay S.A.	100,000000	100,000000	Subsidiary
Itaú Chile Inversiones, Servicios Y Administracion S.A.	99,999470	99,999470	Subsidiary
Oca S.A.	100,000000	100,000000	Subsidiary
Albarus S.A.	1,751690	1,751690	Subsidiary

Base date: 05.31.2024

6.6. Supply other information that the issuer may deem relevant

Additional information on items 6.1/6.2

a) Regarding the stockholding position of the stockholder BlackRock, Inc. ("BlackRock"), the Company informs that on March 3, 2011 it received the information, as provided for in Article 12 of CVM Resolution No. 44/2021, as amended by CVM Instruction No. 568/2015, that, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by the Company.

Taking into consideration the many corporate events that took place at the Company since the acquisition of this interest, we present below the changes in BlackRock's stockholding position, which represents 7.221% of the preferred shares and 3.569% of the total capital held by BlackRock.

Statement of Changes in Blackrock's Stockholding Position

DATE	EVENT	OPENING BALANCE	EVENT	CLOSING BALANCE
03/30/2011	Opening balance at 03.30.2011, as provided by Blackrock (*)	159,335,737		159,335,737
11/01/2011	Stock split/reverse split according to notice of 09.01.2011	159,335,737	159,335,700	159,335,700
04/19/2013	10% Bonus Share (ASM of 04.19.2013)	159,335,700	15,933,570	175,269,270
06/11/2014	10% Bonus Share (ASM of 04.23.2014)	175,269,270	17,526,927	192,796,197
07/31/2015	10% Bonus Share (ASM of 04.29.2015)	192,796,197	19,279,620	212,075,817
10/21/2016	10% Bonus Share (ASM of 09.14.2016)	212,075,817	21,207,581	233,283,398
11/26/2018	Stock split according to notice of 11.01.2018 (ASM of 07.27.2018)	233,283,398	116,641,699	349,925,097

(*) Ownership interest at base date 08.19.2010 provided by the Stockholder on March 30, 2011

b) With regard to the shareholding position of the shareholder GQG Partners LLC, on August 29, 2024, the company received information, in accordance with Article 12 of CVM Resolution 44/2021, that GQG Partners LLC now holds 242,322,356 preferred shares issued by the company, which corresponds to 5.00% of the preferred shares and 2.47% of the company's total capital.

c) On February 24, 2022, the capital of Cia. E. Johnston de Participações "EJ", previously distributed among the brothers Fernando Roberto Moreira Salles, Walther Moreira Salles Jr., Pedro Moreira Salles and João Moreira Salles, was divided between Fernando Roberto Moreira Salles, holder of 50% of EJ's capital, and Pedro Moreira Salles and his son, João Moreira Salles, holders, respectively, of 44% and 6% of EJ's capital. Pedro Moreira Salles and João Moreira Salles are also members of the Board of Directors of Itaú Unibanco Holding. The brothers Walther Moreira Salles Jr. and João Moreira Salles therefore ceased to be shareholders of EJ, transferring their respective holdings to the remaining shareholders, Fernando and Pedro, and to the new shareholder, João, in share purchase and sale transactions.

There was no change in the stake held by EJ in the capital of IUPAR, parent company of Itaú Unibanco Holding. Control of IUPAR continues to be exercised in accordance with the shareholders' agreement in force and, consequently, the transactions described did not result in any change in the management or governance of Itaú Unibanco Holding.

Additional information on item 6.3

The number of individual and corporate stockholders and institutional investors stated in item 6.3 of this Form refers to the April 23, 2024 base date.

The number of outstanding shares informed in item 6.3 of this Form refers to the July 31, 2024 base date.